Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following letter was first sent to employees of Covance on November 3, 2014:

Dear colleagues:

I’m writing to share some exciting news.  Covance has entered into a definitive agreement to combine with Laboratory Corporation of America® Holdings.  Together with LabCorp, we will be well positioned to grow faster and deliver even better solutions that bring medicines to patients in the most efficient, safe and innovative ways possible.  The combination will create the world’s leading healthcare diagnostics company, capitalizing on our industry leadership in contract research and LabCorp’s industry leadership in medical testing.  This is great news for you and for the patients we serve.

As many of you know, LabCorp is a leader in commercializing new diagnostic technologies, providing leading-edge medical testing and services through a national network of primary clinical and specialty testing laboratories.  LabCorp has 34,000 employees worldwide and more than 220,000 clients that include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies.  It offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics.  Most importantly of all, LabCorp shares our commitment to innovation, insightful partnerships with clients and a more patient-centric model for drug development.

I am incredibly proud to be part of the Covance team.  Every day I am reminded of the contributions this company has made to improve the quality of healthcare.  We have done this by delivering innovative end-to-end drug development solutions for our clients and advancing personalized medicine.  The transaction we are announcing today recognizes the tremendous value we have built as a team.  Best of all, by teaming up with LabCorp, we will have even more opportunities to grow and deliver for patients.

As a combined company, Covance and LabCorp will be the leading provider of medical testing as well as the premier full-service drug development organization partnering with clients across a broad continuum from biopharmaceutical research to drug and diagnostic development to commercialization.  Together, we will leverage technologies that improve patient recruitment for clinical trials, enhance efficiency in the conduct of clinical trials, and deliver data faster to drug sponsors, physicians, and patients.  Our range of innovative offerings will further advance personalized medicine, improve the development of therapeutics, and enable our pharmaceutical customers to revolutionize drug commercialization.  Finally, the combined company will leverage the increased scale of our central laboratory operations and collective data resources to drive greater R&D productivity for its clients.  Together, we will have one of the largest patient databases in the world, which we can leverage to customize treatments and enhance clinical trial design.

While these are still early days, I think you will recognize what a great opportunity this combination represents for you and your colleagues.  This merger is about growth and innovation and I believe we will all benefit from working for a larger and more diversified global company.  I have enjoyed getting to know LabCorp Chairman and CEO, Dave King, over the course of this process and I am confident that LabCorp shares our values and commitment to excellence.  It is important to note that we are largely in adjacent businesses and that LabCorp is excited to welcome us to the team.

Upon completion of the transaction, the combined company will be headquartered in Burlington, NC and led by LabCorp Chairman and CEO, Dave King.  I’m excited to inform you that I will be leading LabCorp’s Covance division, which will be headquartered in Princeton, NJ.  We will continue to do business under the Covance brand you know and trust.

At this point in the process, work begins to satisfy the conditions to closing the transaction, including Covance shareholder approval, regulatory approvals, and customary closing conditions.  We anticipate that the closing of the transaction will occur in the first quarter of 2015.  Until that time, it is important to remember that we will continue to operate as an independent company.  It is business as usual as we continue to deliver operational and service excellence that exceeds the expectations of our clients.

I recognize that it’s only natural to have lots of questions regarding what today’s announcement means for you as an employee of Covance.   We, along with LabCorp, are dedicated to making this transition as smooth as possible.  As we move ahead, we will assemble a joint integration planning team – which will be led by Dr. Steven Anderson, Senior Vice President and Global Head, Clinical Trials, from LabCorp and Jared Freedberg, Vice President, Corporate Development, from Covance – to determine how to best unite the organizations and ensure a smooth and orderly transition.  Dave King and I will be making visits to a number of Covance’s sites to discuss the combination in person with as many of you as possible.

I want to thank you for your commitment to Covance.  Because of your hard work and dedication, we have reached this great milestone, and I hope that you share my enthusiasm about this combination and the next step towards an exciting future.

Best,

Joe Herring
Chairman and CEO, Covance

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations. The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.